UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of December, 2006

Commission File Number 32297

CPFL Energy Incorporated
(Translation of Registrant's name into English)

Rua Gomes de Carvalho, 1510, 14º andar, cj 1402
CEP 04547-005 - Vila Olímpia, São Paulo – SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_________________

.

CORPORATE EVENTS CALENDAR

Company Name	CPFL ENERGIA S.A.

Headquarters address	Rua Gomes de Carvalho, nº 1510 - 14º andar – Conj. 1402 - São Paulo - S.P.

Website	ri@cpfl.com.br

Name: José Antonio de Almeida Filippo
Investor Relations	Email: jfilippo@cpfl.com.br
Officer	Telephone(s): 55 + (19) 3756-8700
Fax: 55 + (19) 3756-8777

Name: Vitor Fagá de Almeida
Investor Relations	Email: vitorfaga@cpfl.com.br
Manager	Telephone(s): 55 + (19) 3756-6083
Fax: 55 + (19) 3756-6089

Newspapers in which	Diário Oficial do Estado de São Paulo – DOE Valor Econômico
corporate facts are
published

Pursuant to the Arbitration Clause (Article 44) in the Company’s By-laws, the Company is bound to submit all matters of arbitration to the Market Arbitration Chamber.

Annual Financial Statements and Consolidated Financial Statements, if applicable, for the fiscal year ended December 31, 2005

EVENT	DATE

Disclosure to Shareholders	03/08/2006

Publication	03/10/2006

Delivery to the BOVESPA	03/10/2006

Standardized Financial Statements for the fiscal year ended December 31, 2005

EVENT	DATE

Delivery to the BOVESPA	03/08/2006

Annual Financial Statements and Consolidated Financial Statements, if applicable, in accordance with international accounting standards, for the fiscal year ended December 31, 2005

EVENT	DATE

Delivery to the BOVESPA	06/30/2006

Shareholder payments related to the results of the fiscal year ended December 31, 2005

Payment	Event-Date	Amount (R$)	Value in R$/share	Payment

			ON	date

Interest on equity	BDM– 06/29/2005	76.9 million	0.168412266	09/09/2005

Dividends	BDM– 08/09/2005	323.7 million	0.708677137	09/09/2005

Interest on equity	BDM– 12/21/2005	109.3 million	0.227813582	04/20/2006

Dividends	BDM– 03/06/2006	389.2 million	0.811232973	04/20/2006

Annual Information for the fiscal year ended December 31, 2005

EVENT	DATE

Delivery to the BOVESPA	05/19/2006

Quarterly Information

EVENTO	DATE

Delivery to the BOVESPA

For the 1st quarter	05/10/2006

For the 2nd quarter	08/09/2006

For the 3rd quarter	11/09/2006

Quarterly information in English according to international standards

EVENT	DATE

Delivery to the BOVESPA

For the 1st quarter	05/11/2006

For the 2nd quarter	08/09/2006

For the 3rd quarter	11/09/2006

General Shareholders’ Meeting

EVENT	DATE

Publication of the Call Notice	03/21/2006

Delivery of the Call Notice to the BOVESPA, accompanied by the management proposal, if applicable	03/20/2006

General Shareholders’ Meeting	04/20/2006

Delivery of the main resolutions from the General Shareholders’ Meeting to the BOVESPA	04/20/2006

Delivery of the minutes of the General Shareholders’ Meeting to the BOVESPA	04/28/2006

General and Extraordinary Shareholders’ Meeting

EVENT	DATE

Publication of the Call Notice	03/30/2006

Delivery of the Call Notice to the BOVESPA, accompanied by the management proposal, if applicable	03/29/2006

General and Extraordinary Shareholders’ Meeting	04/28/2006

Delivery of the main resolutions of the General and Extraordinary Shareholders’ Meeting to the BOVESPA	04/28/2006

Delivery of the minutes of the General and Extraordinary Shareholders’ Meeting to the BOVESPA	05/03/2006

Scheduled Extraordinary Shareholders’ Meetings

EVENT	DATE

Publication of the Call Notice	-

Delivery of the Call Notice to the BOVESPA, accompanied by the management proposal, if applicable	-

Extraordinary Shareholders’ Meeting	-

Delivery of the main resolutions from the Extraordinary Shareholders’ Meeting to the BOVESPA	-

Delivery of the minutes to the Extraordinary Shareholders’ Meeting to the BOVESPA	-

Public Meeting with Analysts

EVENT	DATE

Public Meeting with Analysts, open to other interested parties	03/27/2006 - SP
04/18/2006 - RJ
04/27/2006 - RS
05/24/2006 - SP
06/05/2006 - RJ
08/16/2006 - RJ
08/21/2006 - SP
08/28/2006 - BH
11/20/2006 - RS
12/04/2006 - RJ
12/07/2006 - SP

Conference Calls

EVENT	DATE

National and International Conference Calls
- Analysis of 2005 Results - 4:00 pm (SP). Access via phone 55+11 2101-1490 - Code: CPFL or 7072291	03/09/2006
- Analysis of 1Q06 results	05/11/2006
- Analysis of 2Q06 results	08/10/2006
- Analysis of 3Q06 results	11/10/2006

Scheduled Board of Directors Meetings

EVENT	DATE

200 Results	06/03/2006

Delivery of the minutes to the BOVESPA	08/03/2006

Miscellaneous	06/28/2006

Delivery of a summary of the resolutions to the BOVESPA	06/28/2006

Miscellaneous	07/26/2006

Delivery of a summary of the resolutions to the BOVESPA	07/26/2006

Shareholder Payments – fiscal year 2006	12/20/2006

Delivery of a summary of the resolutions to the BOVESPA	12/20/2006

Delivery of a summary of the minutes to the BOVESPA	12/29/2006

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 26, 2006

CPFL ENERGIA S.A.

By:	/S/ JOSÉ ANTONIO DE ALMEIDA FILIPPO
Name: Title:	José Antonio de Almeida Filippo Chief Financial Officer and Head of Investor Relations

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.